UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

September 3, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on September 2, 2015:

Milan (Italy), September 2, 2015 — Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed today by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of August 2015 in order to enhance the market liquidity of Luxottica Group’s ordinary shares. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A. in compliance with CONSOB’s market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity.

The Form in Italian is available on the Company’s website (www.luxottica.com) under the Company/Investors/Shareholding/Liquidity-Enhancement section, and on the authorized central storage platform eMarket Storage at  www.emarketstorage.com.

Trade date	Market	Type of Transaction (Purchase/Sale)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades
August 3, 2015	MTA	Purchase	3,000	Euro	66.09	11
August 4, 2015	MTA	Purchase	2,709	Euro	65.91	10
August 5, 2015	MTA	Purchase	1,500	Euro	66.95	6
August 5, 2015	MTA	Sale	3,500	Euro	67.19	12
August 6, 2015	MTA	Purchase	6,381	Euro	67.07	30
August 6, 2015	MTA	Sale	1,000	Euro	67.43	5
August 7, 2015	MTA	Purchase	6,000	Euro	66.37	16
August 10, 2015	MTA	Sale	7,000	Euro	67.19	24
August 11, 2015	MTA	Purchase	28,400	Euro	66.00	87
August 12, 2015	MTA	Purchase	40,000	Euro	63.47	120
August 13, 2015	MTA	Sale	40,000	Euro	64.45	113
August 14, 2015	MTA	Purchase	2,000	Euro	64.79	5
August 14, 2015	MTA	Sale	5,000	Euro	65.28	18
August 17, 2015	MTA	Purchase	14,000	Euro	64,97	31
August 17, 2015	MTA	Sale	5,000	Euro	65,65	22
August 18, 2015	MTA	Purchase	6,008	Euro	65.19	11
August 18, 2015	MTA	Sale	6,650	Euro	65.56	14
August 19, 2015	MTA	Purchase	24,750	Euro	64.23	67
August 20, 2015	MTA	Purchase	32,300	Euro	62.27	76
August 21, 2015	MTA	Purchase	22,067	Euro	59.59	67
August 21,2015	MTA	Sale	13,400	Euro	60.05	48
August 24, 2015	MTA	Purchase	34,000	Euro	57.32	117
August 24, 2015	MTA	Sale	7,707	Euro	57.98	23
August 25, 2015	MTA	Sale	27,843	Euro	58.51	89
August 26, 2015	MTA	Purchase	5,700	Euro	57.53	10
August 26, 2015	MTA	Sale	22,865	Euro	60.04	52
August 27, 2015	MTA	Purchase	10,393	Euro	60.72	27
August 27, 2015	MTA	Sale	5,000	Euro	61.87	7
August 28, 2015	MTA	Purchase	21,957	Euro	60.79	44
August 28, 2015	MTA	Sale	950	Euro	61.30	3
August 31, 2015	MTA	Purchase	5,700	Euro	59.98	11
August 31, 2015	MTA	Sale	5,700	Euro	60.42	14

August 2015  Summary

Purchase/Sale	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	266,865	746

Sales	151,615	444

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: September 3, 2015		MICHAEL A. BOXER
Group General Counsel